

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-mail</u>
Mr. Anthony F. Crudele
Chief Financial Officer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

     RE: **Tractor Supply Company**
              Form 10-K for the Year Ended December 28, 2013
              Filed February 19, 2014
              File No. 0-23314

Dear Mr. Crudele:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ John Cash

                               John Cash
                               Accounting Branch Chief